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SEC FILE NUMBER
1-10367

CUSIP NUMBER
007947104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION
ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.

Full Name of Registrant
Not Applicable

Former Name if Applicable
914 N Jefferson Street
Post Office Box 1237

Address of Principal Executive Office (Street and Number)
Springdale, Arkansas 72764

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company’s Form 10-K for the year ended December 31, 2007 could not be filed within the prescribed time period due to uncertainty surrounding its filing status that was only recently resolved. The Company’s initial misunderstanding of the “public float” test had led it to suppose that it was now a non-accelerated filer. Additionally, the Company’s calculation of “public float”, based upon averages of the range of its bid and asked prices on the last business day of fiscal 2007’s second quarter, would have led it to have non-accelerated filer status. However, after recent discussions with the staff of the Securities and Exchange Commission, the Company understands the SEC’s staff’s view to be that the public float must be calculated only by looking to either the last sale price on such business day or the average of the last bid and asked prices, but not an average of the range of bid and asked prices prevailing on that business day. Applying that determination in the Company’s calculation resulted in it continuing to be deemed an accelerated filer. Given its initial belief that it was a non-accelerated filer, the Company expected its Form 10-K to be due on March 31, 2008, and scheduled its audit and completion of Form 10-K based on that date. From the date the Company realized its filing status was uncertain, the Company could not accelerate the preparation of its audit and 10-K filing in order to complete it within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

JOE G. BROOKS	(479)	756-7400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report a net loss for the year ended December 31, 2007 as compared to net income for the year ended December 31, 2006; through Sepember 30, 2007, the Company had reported a cumulative net loss of $3,085,022 and indicated it expected additional losses in the fourth quarter, although the amounts of such further loses are still being determined. The net loss is due primarily to reduced sales, the resulting underabsorption of overhead costs, and higher raw material costs.

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2008	By	/s/ JOE G. BROOKS

Joe G. Brooks,
Chairman and Chief Executive Officer